

July 1, 2014

Via E-mail
Art P. Beattie
Executive Vice President and Chief Financial Officer
The Southern Company
30 Ivan Allen Jr. Boulevard, N.W.
Atlanta, Georgia 30308

> **Re:** **The Southern Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 27, 2014**
> **File No. 1-03526**

Dear Mr. Beattie:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page II-11

Non-Nuclear Outage Accounting Order, page II-28

1. We note your disclosure that you will defer an estimated $78 million in operations and maintenance costs over an extended three-year recovery period beginning in 2015. Explain to us how the anticipated deferred recovery of operating and maintenance costs impacts your assessment and application of regulatory accounting under ASC 980-10-15-2(b). In this regard, tell us about the specific costs that are being deferred. Explain how your current rate structure and revenue requirements are based on current cost of service and what necessitated the petition that will prolong the deferral of these operating and

maintenance costs. Lastly, explain how these costs will qualify for deferral as a regulatory asset. Refer to ASC 980-340-25-1.

Accounting Policies, page II-31

Application of Critical Accounting Policies and Estimates, page II-31

Kemper IGCC Estimated Construction Costs, Project Completion Date, and Rate Recovery, page II-33

2. We note that you recognized pretax charges of $1.2 billion in fiscal 2013 related to Kemper IGCC. We also note the additional $380 million pretax charge recorded in the first quarter of fiscal 2014 related Kemper IGCC. Since it appears the cost estimates related to the building of Kemper IGCC are volatile because of the use of "first-in-kind-technology" and further changes in cost estimates could be significant and are subject to judgment, please disclose in further detail the costs that could change along with a corresponding sensitivity analysis expanding upon the potential magnitude or range of additional charges that could develop through the completion of the project, in the discussion of your critical accounting policies.

3. Explain to us how the imposed cost caps at Kemper impact your assessment and application of regulatory accounting under ASC 980-10-15-2(b).

3. Contingencies and Regulatory Matters, page II-75

2013 MPSC Rate Order, page II-87

4. We note your disclosure, "On March 5, 2013, the Mississippi PSC issued an order (2013 MPSC Rate Order) approving retail rate increases of 15% effective March 19, 2013 and 3% effective January 1, 2014, which collectively are designed to collect $156 million annually beginning in 2014. Amounts collected through these rates are being recorded as a regulatory liability to be used to mitigate customer rate impacts after the Kemper IGCC is placed in service. As of December 31, 2013, $98.1 million had been collected, with $10.3 million recognized in retail revenues in the statement of income and the remainder deferred in other regulatory liabilities and included in the balance sheet." Explain to us why a portion of the amount collected was recognized in revenue prior to the plant being placed into service.

5. Explain to us and disclose how the loss of tax benefits associated with bonus depreciation will affect your ability to recover your forecasted operating costs of Kemper IGCC. In this regard, we note your disclosure in your March 31, 2014 Form 10-Q with regard to Mississippi Power plans to further revise the seven year rate plan and how such tax benefits were initially reflected in the original seven year rate plan. Explain how any

revisions to the rate plan will impact your ability to fully recover your anticipated operating costs.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551- 3339 or Elizabeth Sellars, Staff Accountant, at (202) 551- 3348 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551- 3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief